UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Metal Storm Limited
PO Box 128
Richlands QLD 4077
Date of lodgement: 15-Jul-2008
Title: Open Briefing®. Metal Storm. CEO on Strategy to Commercialisation
Record of interview:
corporatefile.com.au
Metal Storm Limited (ASX: MST, NASDAQ: MTSX) recently announced that its US listing will be moved to the OTC Bulletin Board from the NASDAQ. How will the move in listing impact your ability to fund your current development program?
CEO Dr. Lee Finniear
Naturally we were disappointed NASDAQ would not count all of our listed securities in its assessment of our market capitalisation. We have over $40 million in listed securities on global markets, but NASDAQ would only count those that are visible to a US national exchange.
The NASDAQ listing in itself does not provide access to the US capital markets. We remain registered with SEC which is the regulatory requirement that allows us access to US markets for capital raising should we need it. Our business operations and development program are unaffected by the proposed change to our listing.
In the near future, when we are delivering qualified weapons and ammunition to the market, we expect this success to be suitably reflected in our share price. At that stage I believe we would not see any significant obstacle to re-listing on NASDAQ or the NYSE should we desire a listing at that time.
In the meantime the OTC market will be a secure and effective way to trade our ADSs in the US market. We are joining companies such as Telstra, National

Australia Bank and ANZ, plus a host of other well respected ASX listed companies who prefer to trade on the OTC market.
corporatefile.com.au
In February you signed a Joint Collaboration Agreement with Singapore Technologies Kinetics (STK) and at your AGM in May you said you couldn’t over-emphasise the importance of this agreement to Metal Storm. What is the strategic rationale behind the agreement and why is it so important to the company?
CEO Dr. Lee Finniear
Our overall objective is to deliver commercial quantities of qualified weapons and ammunition to armed forces in markets around the world. STK is the largest 40 mm calibre manufacturer in the world. It’s able to take our weapons and ammunition through qualification, set up volume production lines, and use its marketing and distribution network to sell our products in its established international markets. STK sees our technology as having significant potential in the market, while we see STK as a partner that will enable us to deliver our technology’s potential.
corporatefile.com.au
The current focus of your work with STK is getting qualification for your three-shot grenade launcher (3GL) and ammunition system. What are the steps involved in achieving qualification and what’s your strategy once qualification is obtained?
CEO Dr. Lee Finniear
We have two parallel projects running with STK. We’re finalising the design and qualification of our 40 mm ammunition and we are making final touches to the design of the 3GL before it enters the qualification testing process. For both ammunition and weapons, the qualification process is a comprehensive and rigorous series of tests that takes several months to complete. The tests include environmental tests relating to heat, cold, water proofing, sand, dust, vibration, and drop tests, electromagnetic interference testing, performance tests for muzzle velocity, flight ballistics and in-barrel pressures, plus a range of safety tests for the entire system. We plan to go through that process in the second half of this year.
As qualified ammunition is needed for the weapons qualification process, our plan is to complete ammunition qualification for transportation and safe man-firing by the end of this year, and then complete the 3GL qualification shortly after. Our 40 mm ammunition can be fired in other Metal Storm 40 mm systems, such as FireStorm and Redback, so we would also be able to supply these weapons to the market complete with qualified ammunition while we are bringing 3GL to full production.
As soon as qualification is complete, we’ll be running a series of demonstrations to pre-qualified prospects and military forces who express an interest. We’ll then complete an initial production run of 3GL weapons that will be made available for military trials. Meanwhile we also intend to sell our multi-barrel weapons systems in quantities that can be fulfilled without the need for a full-time production line.

corporatefile.com.au
Metal Storm’s core technology is an electronically initiated, stacked projectile launching system for use in the defence, homeland security, law enforcement and industrial markets. What are the strengths and weaknesses of the technology compared with those currently available?
CEO Dr. Lee Finniear
Metal Storm weapons are extremely light. They have no moving parts other than the projectile itself, so they won’t jam or require maintenance. Barrels can be clustered together so you can select different responses to different threats instantly (for example, lethal or non-lethal). You can choose your burst fire rate instantly and accurately, from one round to 1 million rounds per minute, so, for example, you could deliver one, two or even 16 high explosive grenades to a spot on a target instantaneously – meaning a Metal Storm weapon can punch a lot harder than the same calibre and weight in a conventional weapon.
These strengths make our weapons uniquely suited to many applications including: use on unmanned aerial vehicles (UAV) or unmanned ground vehicles (UGV), where light weight and no jamming are paramount; remote unattended weapon systems, where high reliability and “going hot” instantly must be coupled with near zero maintenance; complex urban combat and policing situations, where instantly selectable response is needed; and force-multiplying infantry systems, where trebling firepower for minimal weight penalty is a real benefit.
Our main current weakness is that the technology is not yet in combat operations with military forces. We are focusing our business development on specific military and law enforcement applications that uniquely benefit from our system’s strengths and where the technology benefits are truly compelling for the user.
corporatefile.com.au
Where are the largest potential markets for your products?
CEO Dr. Lee Finniear
The US market represents our largest potential market, and it goes beyond the military. For example we have had enquiries from civilian organisations needing 40 mm weapon systems to defend critical assets. Non-lethal applications of our weapons are also becoming important in the US market for law enforcement and security deployments. Beyond the US, the markets in Europe, the Middle East and Asia, are together potentially an even greater opportunity for sales. We intend to target several of these markets by working with STK, which has established sales and distribution networks in many of these areas.
corporatefile.com.au
You’ve chosen the 40 mm weapons system category as your primary focus as you believe it provides the quickest path to your technology’s initial commercialisation. Why did you choose this category and will the 40 mm weapons qualifications have relevance for other weapons sizes? Can you comment on the scale of the 40 mm weapons market compared with other weapons sizes?

CEO Dr. Lee Finniear
We chose this category because we can offer some valuable capabilities that can’t be offered by conventional 40 mm systems. Our 3GL is the only 40 mm multi-shot automatic grenade launcher that can be attached under an assault rifle as a component weapon. Also, our multi-barrel 40 mm systems can apply a scalable effect, for example our four-barrel systems can effectively deliver about 9 pounds of high explosive projectile in 16 pieces simultaneously onto a target.
We’re designing the qualification process so that many components can be re-used with other weapon calibres. For example, significant parts of the qualification case and test results from the fire control systems for our 3GL can be applied to our 18 mm multi-shot accessory under-barrel launcher system (MAUL).
The 40 mm market is large, in part because of its versatility for combat, peacekeeping and non-lethal roles. And 40 mm systems can deliver payloads from tear gas to air-bursting thermobaric warheads, flares, non-lethal impact rounds and even small, parachute-carried surveillance cameras for situation awareness. This, combined with the essential stopping power of the 40 mm calibre, makes it a popular choice for military forces around the world.
corporatefile.com.au
In September 2006, you raised A$25.6 million, net of transaction costs, under a fully underwritten renounceable rights offer of convertible notes, whose maturity date you recently extended to 1 September 2010. Why did you decide to extend the maturity date of the convertible notes?
CEO Dr. Lee Finniear
By extending the notes, we allow our convertible note holders and shareholders an additional year in which to gain an appreciation of the commercial potential of our technology before the note holders have to decide whether or not to convert their notes to shares. During 2009 we intend to deliver qualified weapons and ammunition and engage in targeted business development activity aimed at obtaining significant orders for those weapons. I believe that these initiatives should trigger a marked improvement in the share price, enhancing the outcome for shareholders and encouraging note holders to become shareholders through conversion.
corporatefile.com.au
For the December 2007 year, Metal Storm’s cash outflow from operations was $11.25 million, up from $7.95 million in the previous year. Cash on hand was $15.73 million as at 31 December. What is your expected cash burn in 2008?
CEO Dr. Lee Finniear
First, let me make it clear that the cash spent on normal operations in 2007 was almost the same as in 2006. In relation to the cash outflow numbers you’ve mentioned, in 2007 we paid a full year of convertible note interest, which was $2.5 million more than in the prior year. Also, in 2006 we received tax rebates of $679,000, whereas in 2007 we didn’t receive any rebates before the year-end accounts closed.

So operationally our net cash outflow was only $200,000 different between 2007 and 2006. However, while we haven’t dramatically increased our spending we have dramatically increased our output. For example, in 2007 we did 56 days of firing in Australia, whereas in 2006 we did only eight days. We now have a much more efficient process of working through the iterative cycle of getting our products fine tuned for production.
This year we expect our cash outflow from operations to be similar to 2007. However, unlike 2007 we expect cash inflows from investing and financing activities to cover a significant proportion of the operating cash outflow.
corporatefile.com.au
What are the potential milestones for Metal Storm for the remainder of 2008?
CEO Dr. Lee Finniear
The most important milestone for us is completing qualification of our 40 mm ammunition for transportation and man-firing. This will allow us to transport assembled ammunition to military ranges and to be able to man-fire for demonstrations and trials. We can then much more easily demonstrate our range of 40 mm weapons to prospective customers. We will also complete the 3GL weapon qualification as soon as the ammunition is qualified.
Aside from the 3GL, we are rapidly maturing our 40 mm light weight multi-barrel systems such as FireStorm. In September, we will be demonstrating a multi-barrel system with less lethal munitions under a contract with the United States Marine Corps Systems Command to demonstrate a Mission Payload Module – Non-Lethal Weapons System. Following this demonstration the US government plans to initiate a new full and open contracting effort for a System Development and Demonstration phase contract. Following these phases, the government anticipates releasing proposals for production contracts. Clearly for us these kinds of opportunities are of paramount importance in our strategy towards commercialisation.
corporatefile.com.au
Thank you Lee.
For more information about Metal Storm, visit www.metalstorm.com or call Lee Finniear on +61 7 3123 4700.
To receive future Open Briefings by email, visit www.corporatefile.com.au
DISCLAIMERS: Corporate File Pty Ltd has taken reasonable care in publishing the information contained in this Open Briefing®. It is information given in a summary form and does not purport to be complete. The information contained is not intended to be used as the basis for making any investment decision and you are solely responsible for any use you choose to make of the information. We strongly advise that you seek independent professional advice before making any investment decisions. Corporate File Pty Ltd is not responsible for any consequences of the use you make of the information, including any loss or damage you or a third party might suffer as a result of that use.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: July 16, 2008	By:	/s/ Peter Wetzig
	Name:	Peter Wetzig
	Title:	Company Secretary